SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of Registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Telecom Argentina S.A.

Item
1.	English translation of the minutes of the Supervisory Committee of Telecom Argentina S.A., dated July 5, 2018.
2.	English translation of the minutes of the Audit Committee of Telecom Argentina S.A., dated July 5, 2018

Item 1.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

SUPERVISORY COMMITTEE

MEETING MINUTES No. 183

In Buenos Aires, on July 5, 2018, at 12:00 noon the undersigned Members of the Supervisory Committee met at the registered office of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), located at Alicia Moreau de Justo No. 50.

In view of the circumstantial absence of regular member Mr. Pablo San Martín, due to being away from Buenos Aires City, alternate member Mr. Rubén Suárez attended instead.

Mr. Pablo A. Buey Fernández presided over the meeting. After determining a quorum, he submitted for the consideration of those present the following topic for discussion:

PUBLIC TENDER OFFER TO ACQUIRE THE COMPANY’S SHARE ANNOUNCED BY CABLEVISIÓN HOLDING S.A. OPINION OF THE SUPERVISORY COMMITTEE

Mr. Pablo Buey Fernández took the floor and stated that, as is publicly known, on June 21, 2018, Cablevisión Holding S.A. (“CVH” or the “Offeror”) and Fintech Telecom LLC (“Fintech Telecom”) communicated to the Company CVH’s decision to promote and formulate a Mandatory Tender Offer (the “OPA” for its Spanish acronym) for all Class B common shares issued by Telecom Argentina listed on Bolsas y Mercados Argentinos S.A. (“BYMA”) (including Class C common shares that were issued by Telecom Argentina and had been converted into Class B common shares within the stipulated term), given that CVH has effectively obtained a controlling interest in the Company, enclosing a copy of the announcement to the public of the OPA in accordance with the applicable regulations, which was published in the Clarín newspaper on June 23, 24 and 25 (the “OPA Announcement”) and in the BYMA bulletin on June 21, 2018.

In said OPA Announcement, it is reported that, notwithstanding the fact that Fintech Telecom is not obliged to promote, formulate or launch an OPA, and has not taken part in the determination or formulation of any of the terms and conditions of the OPA, pursuant to the Telecom Argentina shareholders’ agreement, Fintech Telecom has undertaken the commitment towards CVH to pay and acquire 50% of the shares that would be acquired pursuant to the OPA (without prejudice to CVH’s right to acquire by itself the first 43,073,760 Class B shares). Therefore, Fintech Telecom will participate jointly with CVH as co-offeror (the “Co-Offeror” and together with the Offeror, the “Offerors”) of the OPA with the scope defined in the OPA Announcement.

As mentioned in the OPA Announcement, the price offered for Class B common shares issued by Telecom Argentina listed on BYMA (including Class C common shares issued by Telecom Argentina converted into Class B common shares before the expiration of the stipulated term) and which are not directly or indirectly held by the Offerors (the “Shares”, or in the singular, “Share”) presented by their holders for acquisition by the Offerors during the offer period defined in the OPA Announcement is Pesos one hundred and ten with eighty-five cents (Pesos 110.85) per Share (after deducting the cash dividends per share paid by Telecom Argentina from the date of the OPA Announcement to the date of the OPA Price payment, as well as other expenses, including transfer expenses, duties, fees, commissions, taxes, rates or contributions (the “OPA Price”). Such amount shall be paid in pesos in Argentina.

The announcement also states that the execution of the OPA requires prior verification of the following essential assumptions before opening the Offer Period (as defined in the OPA Announcement): (i) that the OPA authorization has been obtained and maintained, in the terms formulated by the Offeror, by the CNV; (ii) that the OPA or its development is not partially or fully prevented by any measure taken by an administrative or court decision of a competent authority; (iii) that the Merger has been administratively approved by the CNV and registered with the General Board of Corporations (Inspección General de Justicia, “IGJ”), including the increase in the capital stock and the amendment to Telecom Argentina’s Bylaws adopted in the Shareholders’ Meeting of August 31, 2017, and (iv) that the economic concentration created by the Merger has been approved by the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia) and that, in the event of any additional requirements being imposed, they are agreed to by Telecom Argentina, the Offerors and/or their controlling and related parties.

In accordance with applicable standards, regarding the OPA Price of Pesos 110.85 per Share, the Offeror submitted the price determination reports prepared by two independent valuation firms (Columbus MB S.A. and Buenos Aires Advisors S.C.). Furthermore, the Company hired the independent valuation firm Deloitte S.C., to provide an independent opinion on the price determined by the Offeror.

The abovementioned price determinations were reviewed by the Company’s Board of Directors at its meeting held on July 5, 2018. At that meeting, regarding the OPA Price, the Board of Directors of Telecom Argentina gave the following opinion:

“On the basis of (i) the change in the applicable legislation arising from the amendment of the Capital Markets Law, which requires the OPA Price to be the higher of: a) The highest price that the offeror or persons acting jointly with the offeror have paid or agreed to pay for the shares comprised in the offer during the twelve (12) months preceding the date that marks the beginning of the period during which the offer must be carried out; and b) The average price of the shares comprised in the offer during the semester immediately preceding the date of announcement of the transaction whereby the change in control was agreed, regardless of the number of sessions in which it was negotiated; (ii) public information available on the transactions made by the Offeror, and (iii) the calculations of the abovementioned parameters made by Deloitte, Columbus and BA Advisors, the Company’s Board believes that the OPA Price has been set in accordance with the provisions of Section 88, item I of the Capital Markets Law.”

On the grounds of the foregoing considerations, the members of the Supervisory Committee have concluded that the OPA Price determined at Pesos 110.85 per Share has been determined in accordance with the requirements of the Capital Markets Law Section 88, item I.

There being no further business to transact, after reading, approving and signing the Minutes, the meeting was adjourned at 1:00 p.m.

/s/
Pablo A. Buey Fernández
Chairman of the Supervisory
Committee

/s/	/s/
Alejandro H. Massa	Rubén Suárez
Regular Member of the	Alternate Member of the
Supervisory Committee	Supervisory Committee to
Pablo San Martín

Item 2.

FREE TRANSLATION

AUDIT COMMITTEE

MEETING MINUTES No. 201

MEMBERS IN ATTENDANCE:	Mr. Martín Héctor D’Ambrosio, Mr. Carlos Alejandro Harrison and Mr. Germán Horacio Vidal

SECRETARY:	Mr. Héctor Daniel Cazzasa

DATE OF MEETING:	July 5th, 2018

EXTERNAL ADVISOR:	Mr. Armando F. Ricci

OTHER ATTENDEES:	Mr. Alejandro Miralles

PROCEEDINGS OF MEETING:

I. OVERVIEW OF THE AGENDA:

Mr. Daniel Cazzasa presented the agenda prepared for the meeting by the Chairman, which was distributed in advance to Committee members.

II. CONSIDERATION OF THE DETERMINATION OF THE PRICE OF THE PUBLIC TENDER OFFER TO ACQUIRE SHARES OF THE COMPANY, ANNOUNCED BY CABLEVISION HOLDING S.A. ANALYSIS OF THE REPORT SUBMITTED BY THE HIRED CONSULTANT FIRM, REGARDING THE PRICE DETERMINATION.

Mr. Daniel Cazzasa stated that, as it publicly known, the Company was notified on June 21, 2018 through a note submitted by Cablevisión Holding S.A. and Fintech Telecom LLC that Cablevisión Holding S.A. had decided to promote and formulate in that date, that is June 21, 2018, a Mandatory Tender Offer (the “OPA” for its Spanish acronym) for all Class B common shares issued by Telecom Argentina listed on Bolsas y Mercados Argentinos S.A. (“BYMA”) (including Class C common shares that were issued by Telecom Argentina and had been converted into Class B common shares within the stipulated term), given that it has effectively obtained a controlling interest in the Company.

Likewise, the Company was simultaneously informed that, notwithstanding the fact that Fintech Telecom LLC is not obliged to promote, formulate or launch an OPA, and has not taken part in the determination or formulation of any of the terms and conditions of the OPA, pursuant to the Telecom Argentina shareholders’ agreement, Fintech Telecom LLC had undertaken the commitment towards Cablevisión Holding S.A. to pay and acquire 50% of the shares that would be acquired pursuant to the OPA.

Mr. Armando Ricci manifested that, in light of the aforementioned and in accordance with the regulations applicable to the Company affected by said offer, it would be necessary for the Audit Committee to consider if the price per share offered in the OPA framework complied with the applicable regulation.

Mr. Daniel Cazzasa next informed that the Company requested the elaboration of an independent technical opinion, from the financial standpoint, with respect to the OPA price determination that would contribute to the analysis of the matter. Likewise, he informed that, of the firms considered to that effect, Deloitte S.C was selected, whose report (the “Report”) was distributed among those present.

The members of the Audit Committee thereafter commented on the Report issued by Deloitte S.C., and signed by Partner Mr. Marcos Bazán, from which arises the conclusion that, in accordance with the methodology set forth in section 88 of Law No 26,831 amended by Law No 27,440 (section 72) (Applicable Law) and, based on the scope of its analysis which included public information, research over the methodology to be used, as well as other assumptions, it was concluded that the price offered in the OPA announcement for Telecom’s shares of AR$110.85 is in accordance with the methodology required by the Applicable Law. Likewise, the Report also stated that its conclusions are in line with those stated by Buenos Aires Advisors S.C. and Columbus MB S.A. in their reports, which were prepared at the request of Cablevisión Holding S.A..

In consequence, and after an exchange of ideas over the matter and based on the report issued by Deloitte S.C., the members of the Audit Committee unanimously considered that the price of AR$ 110.85 complies with the applicable regulation in section 88 of Law No 26,831 amended by Law No 27,440 (section 72).

/s/ Carlos Alejandro Harrison

Carlos Alejandro Harrison

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 6, 2018	By:	/s/ Gabriel P. Blasi
	Name:	Gabriel P. Blasi
	Title:	Responsible for Market Relations